Toyota Motor Corporation

TMC Announces Changes to Executive Structure,

Senior Professional/Senior Management Employees,

and Organizational Structure

Toyota City, Japan, December 3, 2020—Toyota Motor Corporation (TMC) announced today that it intends to implement changes to its executive structure, senior professional/senior management employees, and organizational structure as described below effective January 1, 2021.

To respond to severe changes in the external environment, TMC, based on its basic policy of appointing the right people to the right positions based on the achievements and experience of each person, has been swiftly and continuously innovating its executive and organizational structures. This year, in addition to clarifying that operating officers are responsible for looking over management of the entire company as chief officers in close coordination with the president, TMC is further innovating by refreshing its operating officer lineup in response to management challenges as they arise, the path that the company should take, and other factors, and is positioning its operating officers with unprecedented flexibility.

In addition to this approach and looking ahead to the next generation, the changes to TMC’s executive structure announced today are aimed at using hands-on experience to develop a skilled workforce whose members will be able to fulfill roles as chief officers. The changes also reflect TMC’s basic policy of appointing the right people to the right positions based on the achievements and experience of each person.

The changes to TMC’s senior professional/senior management employees include the establishment of the post of Chief Project Leader (CPL). Transcending their customary domains, CPLs are to serve as project leaders from a company-wide perspective.

For reference: Chronology of major initiatives

April 2011

•  Streamlining of the board of directors (reducing the number of directors from 27 to 11) (NOTE: TMC currently has nine directors.)

•  Scaling down of the executive decision-making system (elimination of officers responsible for group affairs so as to create a two-tier executive system consisting of executive vice presidents and chief officers)

•  Appointment of chief officers in a flexible manner from the new positions of senior managing officer and managing officer (elimination of the position of senior managing director)

•  Establishment of the position of executive general manager

•  Stationing of, in principle, regional chief officers in their respective regions

April 2013	• Establishment of business units • Reorganization of regional groups • Appointment of outside board members
April 2015

•  Revision of the roles of executives

Tasking executive vice presidents, once responsible for their respective business units and key functions, with overseeing TMC in its entirety and with carrying out operations and administration from a mid-to-long-term perspective, and making executives at the level of senior managing officer and below responsible for the business units, regional operations, and key functions

•  Enhancement of diversity among executives (appointment of non-Japanese executives and of female executives)

April 2016	• Establishment of in-house companies—shifting from a function-based structure to a product-based structure
April 2017

•  Further clarification that members of the board of directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution

•  Further reduction in the number of members of the board of directors to nine directors, including outside board members (in June)

October 2017	• Revision of the advisor and senior advisor system (resulting in executives leaving their positions being made advisors or senior advisors only when the needs of the company require such)
January 2018

•  Expansion of appointing people with high levels of expertise from within and outside the company (including from within and outside the Toyota Group, people with technical-position backgrounds, etc.)

•  Positioning of executive vice presidents as executive officers, in addition to their roles of supporting the president (to directly oversee their areas of responsibility as presidents of TMC’s in-house companies and as organizational group chief officers)

•  Establishment of the post of “fellow” to heighten management expertise and to widen the range of executive development

January 2019

•  Introduction of the position of “senior professional/senior management”

(Integration of managing officers, executive general managers, [sub-executive managerial level] senior grade 1 and senior grade 2 managers, and grand masters)

January 2020	• Abolishment of the position of “field general manager” g Reappointment as senior general managers or as fellows
April 2020

•  Consolidation of the post of executive vice president and the post of operating officer into the post of operating officer

Clarification of the roles of operating officers, who are equal in rank, by dividing operating officers into C-level officers, presidents of in-house companies, regional CEOs, and persons in charge of various functions, with their roles not being fixed, so as to allow the right people to take on responsibilities

July 2020

•  Advancing structural reform by clarifying the roles of operating officers

A person who looks over management of the entire company as a C-level officer (e.g. CRO, CFO) in close coordination with the president g To be redefined as “operating officer”

An in-house company president, regional CEO, or a chief officer who advances quick judgment, quick decisions, and quick action on site as the head of a business implementation element g To be consolidated into the classification of “senior professional/senior management”

1.	Executive changes

1)	New Operating Officers effective January 1, 2021

Name	Current Title
Keiji Yamamoto	Connected Company (President)

Masamichi Okada

Production Group (Deputy Chief Officer)

GAZOO Racing Company (in charge of production)

Plants (Supervisor of plants across in-house companies)

Motomachi Plant (Plant General Manager)

Miyoshi Plant (Plant General Manager)

Myochi Plant (Plant General Manager)

Jun Nagata	External & Public Affairs Group (Deputy Chief Officer) Japan Sales Business Group (Deputy Chief Officer)

Koji Sato	Lexus International Co. (President) GAZOO Racing Company (President)

2)	Operating Officers resigning posts January 1,2021

Name

Mitsuru Kawai *1

Shigeki Terashi *1 *2

Shigeki Tomoyama *1

*1 Appointed to the Executive Fellow   *2 Continues as a Member of the Board of Directors

3)	Operating Officers’ areas of responsibility effective January 1, 2021

* newly appointed   ◆ denotes change to responsibility (does not include organizational name changes)

Name	Current	New

◆ Akio Toyoda	Chief Executive Officer Chief Branding Officer	Chief Executive Officer

Koji Kobayashi	Chief Risk Officer	Chief Risk Officer

* Keiji Yamamoto ◆	Connected Company (President)	Chief Information & Security Officer Chief Software Officer Digital Transformation Promotion Dpt. Information Systems Group Connected Company (President)

* Masamichi Okada ◆

Production Group (Deputy Chief Officer)

GAZOO Racing Company (in charge of production)

Plants (Supervisor of plants across in-house companies)

Motomachi Plant (Plant General Manager)

Miyoshi Plant (Plant General Manager)

Myochi Plant (Plant General Manager)

Chief Production Officer Production Group (Chief Officer) Plants (Supervisor of plants across in-house companies)

* Jun Nagata ◆	External & Public Affairs Group (Deputy Chief Officer) Japan Sales Business Group (Deputy Chief Officer)	Chief Communication Officer External & Public Affairs Group (Deputy Chief Officer) Japan Sales Business Group (Deputy Chief Officer)

Kenta Kon	Chief Financial Officer Accounting Group (Chief Officer)	Chief Financial Officer Accounting Group (Chief Officer)

◆ Masahiko Maeda	Chief Technology Officer Vehicle Development Center (President) Powertrain Company (President)	Chief Technology Officer Toyota System Supply Toyota ZEV Factory (Chief Officer) Vehicle Development Center (President) Powertrain Company (President)

* Koji Sato ◆	Lexus International Co. (President) GAZOO Racing Company (President)	Chief Branding Officer Lexus International Co. (President) GAZOO Racing Company (President)

◆ Masanori Kuwata	Chief Human Resources Officer Business Development Group (Chief Officer) General Administration & Human Resources Group (Chief Officer)	Chief Planning Officer Chief Human Resources Officer Business Development Group (Chief Officer) General Administration & Human Resources Group (Chief Officer)

◆ James Kuffner	Chief Digital Officer Advanced R&D and Engineering Company Toyota Research Institute – Advanced Development, Inc. (Chief Executive Officer)	Chief Digital Officer Advanced R&D and Engineering Company Woven Planet Holdings Co., Ltd. (Chief Executive Officer)**

**Organization of Toyota Research Institute—Advanced Development, Inc. scheduled to change in January 2021

◇Executive Fellow

Name	Current	New
* Mitsuru Kawai	[Operating Officer] Chief Monozukuri Officer	Executive Fellow

* Shigeki Terashi	[Operating Officer] Chief Competitive Officer Chief Project Officer Toyota System Supply Toyota ZEV Factory (Chief Officer)	Executive Fellow

* Shigeki Tomoyama	[Operating Officer] Chief Information & Security Officer Chief Production Officer	Executive Fellow

Gill A. Pratt	Chief Scientist and Executive Fellow for Research Toyota Research Institute, Inc. (Chief Executive Officer)	Chief Scientist and Executive Fellow for Research Toyota Research Institute, Inc. (Chief Executive Officer)

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